(d)(4)(i)

AMENDED SCHEDULE A

to the

EXPENSE LIMITATION AGREEMENT

VOYA FUNDS TRUST

OPERATING EXPENSE LIMITS

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Fund(1)	A	C	I	P	R	R6	T	W
Voya Strategic Income Opportunities Fund Initial Term Expires August 1, 2017 Initial Term for Class T Expires August 1, 2018 Term for Class R6 Expires August 1, 2019 Initial Term for Class P Shares Expires August 1, 2020	1.15%	1.90%	0.72%	0.15%	1.40%	0.60%	1.15%	0.90%

/s/ HE
HE

Effective Date: February 1, 2019 to add Class P shares.

(1)         This Agreement shall automatically renew for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.